U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.
                               Catherine A. Tamme
                            Name of Reporting Person

                         8221 Brecksville Road, Bldg. 3
                                    Suite 207
                             Brecksville, Ohio 44141
                           Address of Reporting Person

                                February 7, 2000
                        Date of Event Requiring Statement

                        Affiliated Resources Corporation
                       ARCX: OTC Electronic Bulletin Board
                         Issuer Name and Trading Symbol

                              Vice President & CFO
                   Relationship of Reporting Person to Issuer

Table I.          Non-Derivative Securities Beneficially Owned: None

Table II.         Derivative Securities Beneficially Owned:

                          Common Stock, $.003 par value
                                Title of Security

                                February 7, 2000
                                Date Exercisable

                                  May 13, 2003
                                Termination Date

                                  Stock Option
               Title of Securities Underlying Derivative Security

                                 200,000 Shares
               Amount of Securities Underlying Derivative Security

                                 $.10 per share
                      Exercise Price of Derivative Security

                                     Direct
                      Ownership Form of Derivative Security


Catherine A. Tamme

Date:    February 7, 2000